EXHIBIT 99.1

Mogo Files Final Base Shelf Prospectus

Vancouver, British Columbia, December 5, 2019 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a financial technology company, today announced it has obtained a receipt for a final short form base shelf prospectus (the “Prospectus”) further to its filing of a preliminary short form base shelf prospectus, previously announced on November 7, 2019. Both documents have been filed with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) has been filed with the United States Securities and Exchange Commission (“SEC”) under the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”).

These filings have been made by the Company to replace the short-form base shelf prospectus previously filed by Mogo Finance Technology Inc. (“Mogo Finance”), which can no longer be effectively utilized following the completion of the business combination between the Company and Mogo Finance. These filings enable Mogo to make offerings of common shares and debt securities of up to an aggregate initial offering price of C$100 million at any time during the 25-month period that the Prospectus remains effective (subject to MJDS eligibility).

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Prospectus and Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering, and would be described in a prospectus supplement filed with the applicable Canadian securities commissions and with the SEC at the time of such an offering.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health. Financial health continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and get access to six products and solutions that help them monitor their credit score, protect themselves from identity fraud, control their spending, and borrow responsibly. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 925,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the timing of any offering under the Prospectus and the Registration Statement. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its financial performance for 2019 and 2020 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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